FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Half Year Report for the 115th Fiscal Year

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 30, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

This document is a translation of the Japanese language original prepared solely for convenience of reference. In the event of any discrepancy between this translated document and the Japanese language original, the Japanese language original shall prevail.

NOMURA

Half Year Report for the 115th Fiscal Year

(From April 1, 2018 to September 30, 2018)

Nomura Holdings, Inc.

Dear shareholders,

I am pleased to report our financial results for the first half of the 115th fiscal year.

In the first half, uncertainty increased as investors remained cautious amid rising US interest rates and growing concerns over US-China trade friction. This led to a decline in emerging market currencies, which helped cast a cloud of uncertainty over the macro environment and left overall market conditions unstable.

Amid this environment, we continued to transform our Retail business model as set out in Vision C&C, our long-term management goal announced in 2014. We continued working to create a robust operating platform capable of delivering consistent growth, and made steady efforts to improve profitability in our overseas operations through a focus on our core businesses.

However, we agreed to a settlement with the U.S. Department of Justice to avoid protracted and expensive litigation for past transactions. Expenses booked for the settlement and a one-off expense recognized in relation to the winding up of a subsidiary contributed to an overall loss for the first half.

Nomura declared a dividend per share of 3 yen for shareholders of record as of September 30, 2018. Although earnings declined in the first half, we took into consideration our target consolidated dividend payout ratio of 30 percent and our commitment to providing stable returns to shareholders through dividends.

Our dedication to contributing to the creation of an affluent society through the capital markets remains unchanged. We will strive to deliver a better tomorrow for our clients as their most trusted partner.

Thank you very much for your continued support.

Koji Nagai

Representative Executive Officer

President and Group CEO

Nomura Holdings, Inc.

November 2018

Overview of Consolidated Operating Results for the First Half of the Fiscal Year (April 1, 2018 through September 30, 2018)

			(Billions of yen)
	Three months ended June 30, 2018	Three months ended September 30, 2018	Six months ended September 30, 2018
Net revenue	272.0	282.9	554.9
Income before income taxes	13.6	0.5	14.1
Net income attributable to NHI shareholders	5.2	-11.2	-6.0

Note: Rounded to the nearest hundred million yen.

Key Points

•  In the first quarter, Group earnings declined as Wholesale revenues slowed mainly in the Fixed Income trading business amid an uncertain market environment.

•  We booked an overall loss for the second quarter due to a slowdown in Retail and Wholesale performance, as well as one-off expenses related to our settlement with the U.S. Department of Justice and progress in winding up a subsidiary.

•  Under this difficult business environment, we reported an overall loss of 6 billion yen for the first half. We pushed ahead with Retail business model reforms, with retail client assets reaching a record high. Asset Management assets under management also climbed to a record high.

Retail

			(Billions of yen)
	Three months ended June 30, 2018	Three months ended September 30, 2018	Six months ended September 30, 2018
Net revenue	92.8	85.7	1,78.5
Income before income taxes	19.9	12.2	32.1

•  In the first quarter, retail clients continued to take a wait-and-see approach on concerns over US-China trade friction, which led to a quarter-on-quarter decline in revenue and pretax income. Client assets in discretionary investments increased on net inflows, contributing to growth in recurring revenue.

•  In the second quarter, revenue and pretax income were both down from the previous quarter as investor sentiment worsened on the back of ongoing market uncertainty. However, net inflows of cash and securities and continued net inflows into discretionary investments helped lift recurring revenue and recurring revenue cost coverage ratio higher.

•  Retail client assets hit an historic high of 122.8 trillion yen (as of September 30). In Retail, we remain focused on providing services tailored to the different life stages and needs of individual clients, and will continue to help clients build assets throughout their lifetime.

Asset Management

			(Billions of yen)
	Three months ended June 30, 2018	Three months ended September 30, 2018	Six months ended September 30, 2018
Net revenue	26.1	24.7	50.8
Income before income taxes	10.3	8.9	19.2

•  In the first quarter, market factors combined with inflows into exchange traded funds (ETFs) and privately placed funds for financial institutions to push assets under management to an all-time high. Gains related to American Century Investments (ACI) were lower quarter on quarter, driving a decline in revenue and pretax income as compared with the previous quarter.

•  Trends from the first quarter continued in the second quarter. In addition to market factors, inflows into ETFs and increased mandates for public pension funds in Japan helped lift assets under management to a record high. While the business grew steadily, revenue and pretax income declined quarter on quarter as gain/loss related to ACI was lower compared to the first quarter.

•  In the investment trust business, we booked inflows into ETFs and privately placed funds for financial institutions. The investment advisory business reported stronger assets under management supported by mandates for Japanese equities from public pension funds, while mandates for high-yield products were strong overseas.

Wholesale

			(Billions of yen)
	Three months ended June 30, 2018	Three months ended September 30, 2018	Six months ended September 30, 2018
Net revenue	137.2	147.7	284.9
Income before income taxes	-7.4	4.9	-2.5

•  In the first quarter, revenue and pretax income declined in comparison with the previous quarter. Although we continued our efforts to stringently manage costs, pretax income was driven down by weaker revenues resulting from an uncertain market environment.

•  In the second quarter, Wholesale revenues increased quarter on quarter, and pretax income rebounded from a pretax loss in the previous quarter. Business improved mainly in Japan and AEJ, due to an uptick in client transactions as market and price volatility recovered.

Global Markets

•  In the first quarter, revenues declined from a strong previous quarter. Fixed Income revenues were down quarter on quarter due to slowdown in client activity amid rising geopolitical uncertainty, an adjustment in the emerging markets and widening credit spreads. Equity revenues slowed on lower market volumes and price volatility.

•  In the second quarter, a increased client activity and pockets of higher price volatility drove a quarter-on-quarter increase in revenues. Fixed Income revenues improved mainly in Japanese and Asian products. Equities revenues remained roughly unchanged from the first quarter on the back of strong Japanese stocks, despite the continued decline in market trading volumes.

Investment Banking

•  In the first quarter, revenues declined from a nine-quarter high in the previous quarter. In Japan, DCM had a strong quarter as the environment remained favorable for debt issuance, and we won multiple M&A mandates, including the acquisition of Shire (Ireland) by Takeda Pharmaceuticals. Overseas, the performance of the Solutions business, mainly in FX and Rates, contributed to revenues.

•  In the second quarter, revenues declined from the previous quarter. EMEA and Americas revenues fell amid a sharp contraction in the global fee pool, while revenues increased in Japan and AEJ. In addition to our involvement in multiple Asia-related cross border M&A deals, we continued to support our clients’ global financing needs.